Exhibit 99.1

Valens Semiconductor Appoints Guy Nathanzon as Chief Financial Officer

HOD HASHARON, Israel, December 11, 2023 – Valens Semiconductor - (NYSE: VLN), a premier provider of high-performance connectivity solutions for the audio-video and automotive markets, today announced that after completing an executive search, it has appointed Guy Nathanzon as the Company’s new Chief Financial Officer effective March 10, 2024.

“We are delighted to welcome Guy Nathanzon as our new Chief Financial Officer,” said Gideon Ben Zvi, Chief Executive Officer of Valens Semiconductor. “Guy brings more than twenty years of executive experience in finance and operations for leading companies across several industries – including semiconductor, medical imaging, and industrial. I am confident that Guy will play a key role in executing our long-term growth plans to further penetrate the multi-billion dollar automotive and audio-video markets.”

“We are well-positioned to expand our opportunity set with game-changing high-performance connectivity products in both the automotive industry and several audio-video verticals, including videoconferencing, education, industrial, and medical. We see significant potential ahead and working with a strategically oriented chief financial officer will help reach our goal to create sustainable value for all our stakeholders.”

Ben Zvi added, “I want to thank Yael Rozenberg Haine for her dedication and professionalism as Interim Chief Financial Officer. Yael stepped in seamlessly and will remain in the current role until Guy joins. Following that, she will resume her position of Vice President of Finance and continue to lead all aspects of our financial, planning and reporting functions.”

Guy Nathanzon will join Valens Semiconductor with vast experience across a variety of technology companies, including nearly 15 years in the semiconductor industry and over ten years in medical imaging and industrial aviation technology companies. Nathanzon is currently the Chief Financial Officer of Scopio Labs, a medical imaging and deep learning AI company, a position he has held since 2020. Previously, he was CFO of TAT Technologies (NASDAQ:TATT), a strategic global partner of leading players in the aerospace industry. His extensive semiconductor experience included serving as CFO of Altair Semiconductor, acquired by SONY in 2015, and as CFO of Provigent Inc., which was acquired by Broadcom (NASDAQ:BRCM) in 2011.

“I am honored to be joining Valens Semiconductor in these exciting times,” said Guy Nathanzon. “Its industry-leading audio-video and expanded connectivity solutions portfolio, its robust cash position, and the opportunity to increase its share in the multi-billion-dollar automotive market, uniquely position the company for meaningful growth with a long runway. I am eager to join hands with Valens’ incredible team and continue the journey to unlock the full potential of its leading-edge technology and strong market reputation for innovating mission-critical connectivity solutions.”

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding our anticipated future results, including financial results, currency exchange rates, and contract wins, and future economic and market conditions. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Valens Semiconductor’s (“Valens”) management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Valens Semiconductor.

These forward-looking statements are subject to a number of risks and uncertainties, including the cyclicality of the semiconductor industry; the effects of health epidemics, such as the recent global COVID-19 pandemic; the impact of the global pandemic caused by COVID-19 on our customers’ budgets and on economic conditions generally, as well as the length, severity of and pace of recovery following the pandemic; competition in the semiconductor industry, and the failure to introduce new technologies and products in a timely manner to compete successfully against competitors; if Valens fails to adjust its supply chain volume due to changing market conditions or fails to estimate its customers’ demand; disruptions in relationships with any one of Valens’ key customers; any difficulty selling Valens’ products if customers do not design its products into their product offerings; Valens’ dependence on winning selection processes; even if Valens succeeds in winning selection processes for its products, Valens may not generate timely or sufficient net sales or margins from those wins; sustained yield problems or other delays in the manufacturing process of products; our ability to effectively manage, invest in, grow, and retain our sales force, research and development capabilities, marketing team and other key personnel; our ability to timely adjust product prices to customers following price increase by the supply chain; our ability to adjust our inventory level due to sudden reduction in demand due to inventory buffers accrued by customers; our expectations regarding the outcome of any future litigation in which we are named as a party; our ability to adequately protect and defend our intellectual property and other proprietary rights; the market price and trading volume of the Valens ordinary shares may be volatile and could decline significantly; political, economic, governmental and tax consequences associated with our incorporation and location in Israel; and those factors discussed in Valens’ Form 20-F filed with the SEC on March 2, 2022 under the heading “Risk Factors,” and other documents of Valens filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Valens does not presently know or that Valens currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Valens’ expectations, plans or forecasts of future events and views as of the date of this press release. Valens anticipates that subsequent events and developments may cause Valens’ assessments to change. However, while Valens may elect to update these forward-looking statements at some point in the future, Valens specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Valens’ assessment as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

About Valens Semiconductor

Valens Semiconductor pushes the boundaries of connectivity by enabling long-reach, high-performance video and data transmission for the Audio-Video and Automotive industries. Valens' HDBaseT® technology is the leading standard in the Audio-Video market with tens of millions of Valens' chipsets integrated into thousands of products in a wide range of applications. Valens' Automotive chipsets are deployed in systems manufactured by leading customers and are on the road in vehicles around the world. Valens is a key enabler of the evolution of ADAS and autonomous driving and its advanced technology is the basis for the new industry standard for high-speed in-vehicle connectivity. For more information, visit https://www.valens.com/.

Investor Contacts:

Daphna Golden

Vice President Investor Relations

Valens Semiconductor Ltd.

investors@valens.com

Moira Conlon

Financial Profiles, Inc.

Valens@finprofiles.com

+1-310-622-8220

Media Contact:

Yoni Dayan

Head of Communications

Valens Semiconductor Ltd.

yoni.dayan@valens.com

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